SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 1

ProPhase Labs, Inc.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

74345W 10 8
(CUSIP Number)

Bonnie J. Roe, Esq.
Cohen & Gresser LLP
800 Third Avenue
New York, NY  10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No:        74838L304

1.	NAME OF REPORTING PERSON:

Phosphagenics Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14.	TYPE OF REPORTING PERSON (See Instructions)	CO

This Amendment No. 1 amends the Schedule 13D filed by Phosphagenics Limited (the “Reporting Person”) on April 1, 2010, to the extent specifically set forth below.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the common stock, par value $0.0005 per share (“Common Stock”), of ProPhase Labs, Inc., a Nevada corporation (the “Issuer”).

This Amendment No. 1 is being filed by the Reporting Person as a result of the Reporting Person’s entry into agreements to sell (i) 690,000 shares of Common Stock to the Issuer pursuant to a Redemption Agreement, dated September 23, 2011 by and between the Reporting Person and the Issuer (the “Redemption Agreement”), attached as Exhibit 1 hereto; and (ii) 750,000 shares of Common Stock, in the aggregate, to seven individual purchasers pursuant to identical agreements with the Issuer and the respective purchasers, each dated September 23, 2011 and each in the form of the Private Resale Agreement and Representation Letter (the “Private Resale Agreement”), attached as Exhibit 2 hereto.  The closing under the Redemption Agreement and the Private Resale Agreements is subject to ordinary closing conditions.

Item 5.	Interest in Securities of the Issuer.

(a)	None.

(b)	None.

(c)	None.

(d)-(e)	Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Redemption Agreement

Under the Redemption Agreement, the Issuer agreed to purchase 690,000 shares of Common Stock from the Reporting Person in consideration of an aggregate price of Four Hundred Forty-Eight Thousand Five Hundred dollars ($448,500) in cash, or $0.65 per share of Common Stock.

Private Resale Agreements

The Reporting Person entered into seven Private Resale Agreements with the seven purchasers named in Exhibit A attached to the Form of Private Resale Agreement and Representation Letter, attached as Exhibit 2 hereto, under which the Reporting Person agreed to sell an aggregate of 750,000 shares of Common Stock for an aggregate price of Four Hundred Eighty-Seven Thousand Five Hundred dollars ($487,500) in cash, or $0.65 per share of Common Stock.

Under the Private Resale Agreements, the purchasers may not, without the prior written consent of the Issuer, prior to the one year anniversary of the Private Resale Agreements, directly or indirectly, sell, give, pledge, hypothecate, assign or otherwise transfer the purchased shares, in whole or in part.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 –	Redemption Agreement, dated September 23, 2011, by and between the Reporting Person and the Issuer.

Exhibit 2 –	Form of Private Resale Agreement and Representation Letter.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2011

Phosphagenics Limited

By:	/s/ Harry Rosen
Name:	Harry Rosen
Title:	President and Chief Executive Officer